UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

Lisbon, July 18th 2003

Investors & Analysts' Briefing

EDP DENIES THAT IT IS INVOLVED IN NEGOTIATIONS TO INCREASE ITS STAKE IN HIDROCANTÁBRICO

In response to certain reports in the Portuguese and Spanish media today, EDP — Electricidade de Portugal, S.A. (“EDP”) denies, once again, that it is involved in any negotiations with other Hidroeléctrica del Cantábrico, S.A. (“Hidrocantábrico”) shareholders concerning an increase in EDP’s stake in this company.

The existing alliance with Cajastur, Cáser and EnBW fits EDP’s partnership strategy as has so many times been reaffirmed.

EDP — ELECTRICIDADE DE PORTUGAL, S.A.

Reuters:	EBPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Investor Relations Department

Pedro Pires, Director

Gonçalo Santos Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:  +351 21 001 2834

Fax: +351 21 001 2899

Email:	ir@edp.pt
Site:	www.edp.pt

EDP - Electricidade de Portugal, S.A.   Sede: Av. José Malhoa,  Lote A 13     1070-157 Lisboa     Portugal

Capital Social: € 3,000,000,000   Matrícula: 1805 da C.R.C. Lisboa   Pessoa Colectiva 500 697 256

SIGNATURES

                                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated July 18, 2003

EDP- Electricidadé de Portugal

By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director